Exhibit (a)(3)

Schedule B
Form of Acceptance Letter

Election to Tender Options to Purchase Shares of Common Stock

of

Good Guys, Inc.

Pursuant to the Offer to Purchase Dated November 7, 2003

THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
PACIFIC TIME, ON DECEMBER 8, 2003, UNLESS THE OFFER IS EXTENDED

     All terms used in this election form (the “Election to Tender Options”) but not defined herein shall have the meanings ascribed to them in the Offer to Purchase. This Election to Tender Options is for use by option holders who are tendering their eligible options.

     The option holder completing this form has received and read the Offer to Purchase dated November 7, 2003 and this Election to Tender Options, and understands, acknowledges and agrees that:

•	subject to the terms and conditions of the offer, the option holder may tender eligible options to Good Guys, Inc. (the “Company”) for the cash payment described in the Offer to Purchase prior to the expiration of the offer at 5:00 p.m., Pacific Time, December 8, 2003;

•	if the option holder accepts the offer to tender eligible options, the option holder is required to tender all of his or her eligible options. No partial tenders will be accepted. However, a tender of the remaining portion of an eligible option that has been partially exercised will be accepted.

•	the Company’s acceptance of the eligible options that the option holder has tendered pursuant to the offer will constitute a binding agreement between the Company and the option holder upon the terms and subject to the conditions of the offer;

•	upon the Company’s acceptance of any eligible options that the option holder has tendered pursuant to the offer, such accepted options will be purchased, and the option holder hereby consents to the cancellation of such eligible options in accordance with the terms of the relevant option agreements, and the option holder shall have no right to purchase shares of the Company’s common stock under the terms and conditions of such accepted options after the Company’s acceptance;

•	the option holder has certain rights pursuant to the terms and conditions of the offer to withdraw any eligible options that the option holder tenders;

•	under the circumstances set forth in the offer, the Company may terminate or postpone its purchase and cancellation of tendered eligible options;

•	cash payment will be made to the option holder for the option holder’s properly tendered eligible options that have not been properly withdrawn promptly following the acceptance by the Company upon the expiration of the offer and the satisfaction of all of the conditions to the offer;

•	if the option holder is an employee, the cash payment will represent ordinary compensation income, and the amount of the cash payment actually delivered by the option holder will reflect required tax withholdings by the Company; and

•	the Company has advised the option holder to consult with the option holder’s own advisors as to the consequences of participating or not participating in the offer.

     Option holders who wish to tender their eligible options should fill in the information required on page 3, and sign and date page 4 of this Election to Tender Options, and then return all the pages of this Election to Tender Options to the following address or facsimile number no later than the expiration date:

Good Guys, Inc.
1600 Harbor Bay Parkway, Suite 200
Alameda, CA 94502
Attention: David A. Carter, Chief Financial Officer

(510) 747-6000 (telephone)
(510) 747-6064 (facsimile)

     Please direct any questions or requests for assistance, as well as requests for additional copies of the Offer to Purchase or this Election to Tender Options, to David A. Carter at the above address and telephone number. The method by which the option holder delivers any required document is at the option holder’s option and risk, and the delivery will be deemed made only when actually received by the Company. If the option holder elects to deliver the option holder’s documents by mail, the Company recommends using registered mail with return receipt requested. In all cases, the option holder should allow sufficient time to ensure timely delivery prior to the expiration date.

ELECTION TO TENDER OPTIONS

     Set forth below is information regarding eligible options the option holder wishes to tender (attach additional sheets, if necessary). Note that all eligible options held by the option holder must be tendered into the offer.

Total Number of
	Exercise Price of Options	Outstanding Options	Number of Options to be
Date of Option Grant	Subject to Grant	Subject to Grant (1)	Tendered

(1) Represents the total number of shares for which the option grant remains outstanding (i.e., the total number of shares for which the option grant has not been exercised).

Total Number of Options to be Tendered: ___________

     By signing and returning this Election to Tender Options, the option holder represents and warrants to, and agrees with the Company that:

•	the option holder agrees to the terms set forth in this Election to Tender Options and understands that the eligible options will be canceled upon acceptance and purchase by the Company;

•	the option holder has full power and authority to tender the foregoing for purchase and cancellation and that, when and to the extent such eligible options are accepted by the Company, such eligible options will be free and clear of all security interests, liens, restrictions, charges encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, other than pursuant to the applicable option agreements, and such eligible options will not be subject to any adverse claims; and

•	upon request, the option holder will execute and deliver any additional documents, provide any additional information and enter into any additional arrangements (including, with limitation, with respect to withholding) deemed by the Company to be necessary or desirable to complete the purchase and cancellation of the eligible options that the option holder is tendering.

Name:	Date:	____________	, 2003

Spouse (if any):

Name:	Date:	____________	, 2003

This Election to Tender Options must be signed by the option holder. The Company will not accept any alternative, conditional or contingent elections.

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